United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20539

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Digital Products Corporation
                                (Name of Issuer)

                     Common Stock, par value $.025 per share
                         (Title of Class of Securities)

                                    253867303
                                 (CUSIP Number)

          Thomas P. Gallagher, Esq., Mason, Briody, Gallagher & Taylor
        104 Carnegie Center, Suite 201, Princeton, New Jersey 08540
                                 (609) 987-1381
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 31, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP No. 253867303


 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard A. Angulo

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[]
                                                          (b)[]
 3       SEC USE ONLY


 4       SOURCE OF FUNDS*
           00

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable

 6       CITIZENSHIP OR PLACE OR ORGANIZATION
         USA

   NUMBER OF      7      SOLE VOTING POWER
     SHARES                         1,336,140
  BENEFICIALLY
    OWNED BY      8      SHARED VOTING POWER
      EACH
    REPORTING                          -0-
     PERSON
      WITH        9      SOLE DISPOSITIVE POWER

                                    736,140

                  10     SHARED DISPOSITIVE POWER
                                        -0-

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  1,336,140

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            []

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.44%

 14      TYPE OF REPORTING PERSON
            IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1    Security and Issuer.
          --------------------

          Digital Products Corporation Common Stock, $.025 par value per share ("Common Stock")

          Address of Issuer's Principal Executive Offices:

          Digital Products Corporation
          800 N.W. 33rd Street
          Pompano Beach, Florida 33064

Item 2    Identity and Background.
          ------------------------

          (a)  Name:  Richard A. Angulo

          (b)  Residence or Business Address:

               c/o Digital Products Corporation
               800 N.W. 33rd Street
               Pompano Beach, Florida 33064

          (c) Present Principal Occupation or Employment and the Name, Business Address and Address of Any Corporation or Other Organization in Which Such Employment is Conducted:

               Mr. Angulo is the President and Chief Executive Officer of the Issuer, a company providing information management solutions to specific aspects of the criminal justice and corrections industry, the construction trade and to multi-national corporations. Mr. Angulo also serves as a director of the Issuer.

          (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case: Not Applicable.

          (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: Not Applicable.

          (f)  Citizenship:  USA

Item 3    Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended and supplemented to add the following information:

          On July 31, 1995, the Issuer issued to Richard A. Angulo 200,000 shares of Common Stock (valued at $0.20 per share), pursuant to the terms of an Employment Agreement (the "Employment Agreement") between Mr. Angulo and the Issuer, in consideration of past service rendered to the Issuer.

Item 4    Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended and supplemented to add the following information:

          (a) Mr. Angulo acquired all of the 200,000 shares of Common Stock for investment purposes only, and he has no present plans or proposals, and is not aware of any plans or proposals, which relate to or would result in any action enumerated in the instructions to Item 4 of Schedule 13D. However, Mr. Angulo reserves the right to make such plans or proposals in the future, although he has no intention to do so at the present time.

          (b)  Not Applicable.

          (c)  Not Applicable.

          (d)  Not Applicable.

          (e)  Not Applicable.

          (f)  Not Applicable.

          (g)  Not Applicable.

          (h)  Not Applicable.

          (i)  Not Applicable.

          (j)  Not Applicable.


Item 5    Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby amended and supplemented to add the following information:

          (a) Amount Beneficially Owned: Mr. Angulo presently holds of record 850,000 shares of Common Stock, 600,000 of which are subject to the escrow arrangement described in the Schedule 13D dated January 9, 1995 filed by Mr. Angulo.

               Additionally, Mr. Angulo holds of record currently exercisable stock options permitting him to acquire 486,140 additional shares of Common Stock. Accordingly, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Angulo is deemed the beneficial owner of 1,336,140 shares of Common Stock. Such 1,336,140 shares represents approximately 11.44% of the Issuer's issued and outstanding Common Stock. Such calculation is based upon the 11,189,267 shares of Common Stock outstanding, plus the 486,140 shares of Common Stock which Mr. Angulo currently has the option to acquire.

          (b) Voting or Disposition Power: Mr. Angulo has sole power to vote or direct the voting and sole power to dispose or direct the disposition of 250,000 of the shares of Common Stock deemed beneficially owned by him. 600,000 of the shares of Common Stock owned by Mr. Angulo are subject to the escrow arrangement described in the Schedule 13D dated January 9, 1995 filed by Mr. Angulo

          (c) Transactions: Reference is made to Item 3 above, which is incorporated herein in its entirety.

          (d)  Other Person:  Not Applicable.

          (e)  Date Ceased to be Beneficial Owner:  Not Applicable.

Item 6    Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Item 6 is hereby amended and supplemented to add the following information:

          Reference is made to Item 3 above, which is incorporated herein in its entirety.

                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 1, 1995             /s/ Richard A. Angulo
                                   ---------------------
                                   Richard A. Angulo